

November 30, 2011

<u>Via E-mail</u>
Richard Henderson
President
Renewable Fuel Corp
7251 West Lake Mead Boulevard, Suite 300
Las Vegas, Nevada 89128

      Re: **Renewable Fuel Corp**
              Amendment No. 8 to Registration Statement on Form S-1
              Filed October 27, 2011
              File No. 333-170542

Dear Mr. Henderson:

     We have reviewed your registration statement and response letter and have the following comments.

<u>General</u>

1. Please provide updated financial statements and related disclosures as required by Rule 8-08(b) of Regulation S-X.

<u>Prospectus Cover Page</u>

2. Please update the date of the prospectus.

<u>MD&A, Critical Accounting Policies and Estimates, Impairment of Long-Lived Assets, page 45</u>

3. We have read your response to our comment two in our letter dated October 18, 2011. We note your belief that the current carrying value of your Malaysian plant is recoverable based on your estimates of the cash flows that can reasonably be expected to be generated from the facility. We advise you that management is ultimately responsible for the reasonableness of all such estimates. Please revise your current disclosures to more fully discuss management's estimates, including the risks and uncertainties inherent in such estimates. Your revised disclosures should clarify that you based your fair value estimates on what you believe a market participant would be willing to pay to purchase the plant based on the discounted cash flows they could reasonably expect to generate from operating the plant. Your revised disclosures should also clarify the risks and uncertainties inherent in your estimates, including the fact that they are based on your assumptions regarding an ability to operate the plant profitability, even though the plant has never been operated profitability historically, and are based on your estimates of the

current status of the biodiesel market, estimates of revenues, costs of sales, general and administrative costs, shipping costs, and incentives, even though you have no historical information to rely on. Please also address how changes in your assumptions and estimates and changes in market conditions could impact the value of your plant assets. Please include similar disclosures in your summary information and risk factors.

In addition, given the significance of your plant assets, as well as the uncertainties associated with your fair value estimates, we assume that you will continue to evaluate the appropriateness of the carrying value of the Malaysian plant at each balance sheet date. As part of this evaluation, we would also expect that you will determine whether there have been any changes in each underlying factor impacting your fair value estimates.

You may contact Patricia Armelin, Staff Accountant at (202) 551-3747 or, in her absence, Anne McConnell, Senior Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

Cc: Via E-mail
Michael Williams, Esq.
Williams Law Group